UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA BIOPHARMACEUTICALS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

16936V106

(CUSIP Number)

Mr. Eric Wei

RimAsia Capital Partners

1302 Bank of America Tower

12 Harcourt Road, Admiralty

Hong Kong

852-2524-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936V106
1 Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) RimAsia Capital Partners, L.P. – IRS Identification No.: Not Applicable
2 Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3 SEC Use Only
4 Source of Funds WC of Reporting Person
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6 Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 12,000,000 shares of common stock (A) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 12,000,000 shares of common stock (A)
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 shares of common stock
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not applicable
13 Percent of Class Represented By Amount in Row (11) % 24.3%
14 Type of Reporting Person PN

-------------------------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 12,000,000 shares of common stock of the Issuer.

CUSIP No. 16936V106
1 Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) RimAsia Capital Partners GP, L.P. – IRS Identification No.: Not applicable
2 Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3 SEC Use Only
4 Source of Funds Not applicable
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6 Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 12,000,000 shares of common stock (A) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 12,000,000 shares of common stock (A)
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 shares of common stock.
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not applicable
13 Percent of Class Represented By Amount in Row (11) % 24.3%
14 Type of Reporting Person PN

-------------------------------

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 12,000,000 shares of common stock of the Issuer.

CUSIP No. 16936V106
1 Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) RimAsia Capital Partners GP, Ltd. – IRS Identification No.: Not applicable
2 Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3 SEC Use Only
4 Source of Funds Not applicable
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6 Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 12,000,000 shares of common stock (A) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 12,000,000 shares of common stock (A)
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 shares of common stock.
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not applicable
13 Percent of Class Represented By Amount in Row (11) % 24.3%
14 Type of Reporting Person CO

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 12,000,000 shares of common stock of the Issuer.

CUSIP No. 16936V106
1 Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Eric Wei – Not applicable
2 Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3 SEC Use Only
4 Source of Funds Not applicable
5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 12,000,000 shares of common stock (A) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 12,000,000 shares of common stock (A)
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 shares of common stock.
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not applicable
13 Percent of Class Represented By Amount in Row (11) % 24.3%
14 Type of Reporting Person IN

(A) Please see Item 5. Includes warrants which can be immediately exercised for a total of 12,000,000 shares of common stock of the Issuer.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to warrants which can be exercised immediately to purchase common stock, par value $0.01 per share (the “Common Stock”) of China Biopharmaceuticals Holdings, Inc. (the “Company”), a Delaware corporation, with its principal executive offices located at Suite 602, China Life Tower, 16 Chaowai Street, Chaoyang District, Beijing F4 100020.

ITEM 2.	IDENTITY AND BACKGROUND.
This statement is filed by the following persons:

RimAsia Capital Partners, L.P.

RimAsia Capital Partners, L.P. is an exempted limited partnership registered and formed under the laws of the Cayman Islands. Its principal business is that of an investment limited partnership with principal executive and business offices located at 1302 Bank of America Tower, 12 Harcourt Road, Admiralty, Hong Kong.

During the past five years (or such shorter period as RimAsia Capital Partners, L.P. has been in existence), neither RimAsia Capital Partners, L.P., nor RimAsia Capital Partners GP, L.P., its general partner, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RimAsia Capital Partners GP, L.P.

RimAsia Capital Partners GP, L.P. is an exempted limited partnership registered and formed under the laws of the Cayman Islands. Its principal business is to act as the general partner of RimAsia Capital Partners, L.P., with principal executive and business offices are located at 1302 Bank of America Tower, 12 Harcourt Road, Admiralty, Hong Kong.

RimAsia Capital Partners GP, L.P. is the general partner of RimAsia Capital Partners, L.P. and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the Common Stock reported by RimAsia Capital Partners, L.P.. However, RimAsia Capital Partners GP, L.P. disclaims beneficial ownership of these shares and the filing of this statement shall in no way be construed as an admission that RimAsia Capital Partners GP, L.P. is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of these shares.

During the past five years (or such shorter period as RimAsia Capital Partners GP, L.P. has been in existence), neither RimAsia Capital Partners GP, L.P., nor, to the best knowledge of RimAsia Capital Partners GP, Ltd., its general partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RimAsia Capital Partners GP, Ltd.

RimAsia Capital Partners GP, Ltd. is a limited liability company registered and formed under the laws of the Cayman Islands. Its principal business is to act as the general partner of RimAsia Capital Partners GP, L.P., with principal executive and business offices are located at 1302 Bank of America Tower, 12 Harcourt Road, Admiralty, Hong Kong.

RimAsia Capital Partners GP, Ltd. is the general partner of RimAsia Capital Partners GP, L.P. and may, pursuant to Rule 13d-3, be deemed to control the voting and disposition of the Common Stock reported by RimAsia Capital Partners, L.P. However, RimAsia Capital Partners GP, Ltd. disclaims beneficial ownership of these shares and the filing of this statement shall in no way be construed as an admission that RimAsia Capital Partners GP, Ltd. is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of these shares.

During the past five years (or such shorter period as RimAsia Capital Partners GP, Ltd. has been in existence), neither RimAsia Capital Partners GP, L.P., nor, to the best knowledge of RimAsia Capital Partners GP, Ltd., any of its executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, business address, citizenship and present occupation or employment of each executive officer and director of RimAsia Capital Partners GP, Ltd. and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I to this Schedule 13D and are incorporated herein by reference.

Eric Wei

Eric Wei is the sole shareholder of RimAsia Capital Partners GP, Ltd. and is a United States citizen. Mr. Wei’s present principal occupation is as managing director of RimAsia Capital Partners, L.P. with a business address at 1302 Bank of America Tower, 12 Harcourt Road, Admiralty, Hong Kong.

During the past five years, Mr. Wei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used to acquire the warrants to purchase Common Stock is the funds of RimAsia Capital Partners, L.P. used in its ordinary course of business.

ITEM 4.	PURPOSES OF TRANSACTION.

On May 16, 2006, the Company entered into a Conditional Stock Purchase Agreement with RimAsia Capital Partners, L.P. and certain other parties to ultimately acquire 100% ownership interest in Shenyang Enshi Pharmaceutical Co, Ltd. (“Enshi”), a pharmaceuticals manufacturer. On June 30, 2006, both legal title and beneficial ownership of Enshi was transferred to the Company (“Enshi Acquisition”), and Eric Wei was appointed as a director of the Company. As part of the consideration, the Company issued to RimAsia Capital Partners, L.P. a common stock purchase warrant to purchase 12,000,000 shares of Common Stock of the Company at the exercise price of USD1.375 (the “Warrant”). The Warrant will expire on June 30, 2009.

A copy of the Warrant issued to RimAsia Capital Partners, L.P. is attached hereto as Exhibit 2.

The Reporting Persons acquired the Warrant for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the

Warrant and may acquire additional shares of Common Stock, or sell a portion of the Common Stock issued upon exercise of the Warrant in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including but not limited to, the price levels of the Common Stock, business and financial conditions, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as described in this Item 4, none of Reporting Persons has any plan, nor has under consideration any proposal which relate to or would result in:

(a)           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)           changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated in (a)-(i) above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) RimAsia Capital Partners, L.P. is the beneficial owner of warrants to purchase 12,000,000 shares of Company’s Common Stock, or 24.3% of the Common Stock, consisting of 12,000,000 shares of Common Stock issuable upon exercise of Warrants.

RimAsia Capital Partners GP, L.P., as general partner of RimAsia Capital Partners, L.P., may be deemed to beneficially own the same number and percentage of shares of Common Stock reported by RimAsia Capital Partners, L.P.

RimAsia Capital Partners GP, Ltd., as general partner of RimAsia Capital Partners GP, L.P., may be deemed to beneficially own the same number and percentage of shares of Common Stock reported by RimAsia Capital Partners GP, L.P.

Eric Wei, as the sole shareholder of RimAsia Capital Partners GP, Ltd., may be deemed to beneficially own the same number and percentage of shares of Common Stock reported by RimAsia Capital Partners GP, Ltd. However, pursuant to Rule 13d-4, Eric Wei, expressly disclaims beneficial ownership of such shares.

Except as set forth in this Item 5(a)-(b), pursuant to Rule 13d-4, each of RimAsia Capital Partners GP, L.P., RimAsia Capital Partners GP, Ltd., and Eric Wei disclaims beneficial ownership of the Warrants except to the extent of any pecuniary interests therein.

(c)           Except as set forth herein, none of the Reporting Person has effected any transactions in the securities of the Company during the past sixty days except as set forth herein.

(d)           The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Item 4 above with respect to the Enshi Acquisition, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 above with respect to any securities of the Company including, but not limited to, transfer or the voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
The following documents are being filed as exhibits hereto.
Exhibit 1.	Joint filing agreement dated July 312006 among the reporting persons listed in this Schedule 13D.
Exhibit 2.	Warrant No. 1 issued by the Company to RimAsia Capital Partners, L.P. dated June 30, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, RimAsia Capital Partners, L.P. certifies that the information set forth in this statement is true, complete and correct.

RIMASIA CAPITAL PARTNERS, L.P.
Dated: July 28, 2006	By: /s/ Eric Wei Name: Eric Wei Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, Rimasia Capital Partners GP, L.P. certifies that the information set forth in this statement is true, complete and correct.

RIMASIA CAPITAL PARTNERS GP, L.P.
Dated: July 28, 2006	By: /s/ Eric Wei Name: Eric Wei Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, RimAsia Capital Partners GP, Ltd. certifies that the information set forth in this statement is true, complete and correct.

RIMASIA CAPITAL PARTNERS GP, LTD.
Dated: July 28, 2006	By: /s/ Eric Wei Name: Eric Wei Title: Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, RimAsia Capital Partners GP, Ltd. certifies that the information set forth in this statement is true, complete and correct.

ERIC WEI
Dated: July 28, 2006	By: /s/ Eric Wei

SCHEDULE I

Executive Officers and Directors of RimAsia Capital Partners GP, Ltd.

as of July 31, 2006

Name and Title	Business Address	Citizenship	Principal Business or Present Principal Occupation or Employment
Eric Wei, President and Sole Director	1302 Bank of America Tower, 12 Harcourt Road, Admiralty, Hong Kong.	United States	Investment Management

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Regulation 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned each hereby agrees this Schedule 13D relating to the common stock of China Biopharmaceuticals Holdings, Inc., to which this Agreement is an exhibit and such statements and amendments thereto as may be required to be filed with the United States Securities and Exchange Commission.

RIMASIA CAPITAL PARTNERS, L.P.
Dated: July 28, 2006	By: /s/ Eric Wei Name: Eric Wei Title: Authorized Signatory

RIMASIA CAPITAL PARTNERS GP, L.P.
Dated: July 28, 2006	By: /s/ Eric Wei Name: Eric Wei Title: Authorized Signatory

RIMASIA CAPITAL PARTNERS GP, LTD.
Dated: July 28, 2006	By: /s/ Eric Wei Name: Eric Wei Title: Authorized Signatory

ERIC WEI
Dated: July 28, 2006	By: /s/ Eric Wei

Exhibit 2

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

Right to Purchase 12,000,000 shares of Common Stock of CHINA BIOPHARMACEUTICALS HOLDINGS, INC. (subject to adjustment as provided herein)

COMMON STOCK PURCHASE WARRANT

No. R-1 Issue Date: June 30, 2006

CHINA BIOPHARMACEUTICALS HOLDINGS, INC., a corporation organized under the laws of the State of Delaware (the “Company”), hereby certifies that, for value received, RimAsia Capital Partners, L.P. or its assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company at any time and from time to time from and after the Issue Date and through and including the third anniversary of the Issue Date (the “Expiration Date”), up to a total of 12,000,000 fully paid and nonassessable shares of the common stock of the Company (the “Common Stock”), $.01 par value per share at a per share purchase price of $1.375 in lawful money of the United States (the “Warrant Shares”). The aforedescribed purchase price per share, as adjusted from time to time as herein provided, is referred to herein as the “Exercise Price.” The number and character of such shares of Common Stock and the Exercise Price are subject to adjustment as provided herein.

As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

The term “Company” shall include China Biopharmaceuticals Holdings, Inc. and any corporation which shall succeed or assume the obligations of China Biopharmaceuticals Holdings, Inc. hereunder.

The term “Common Stock” includes (a) the Company’s Common Stock, $.01 par value per share.

The term “Fair Market Value” of a Warrant Share as of a particular date shall mean:

(a)          If traded on a securities exchange or market, the Fair Market Value shall be deemed to be the average of the closing prices of the Company’s Common Stock on such exchange or market over the five (5) business days ending immediately prior to the applicable date of valuation.

(b)          If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the 30-day period ending immediately prior to the applicable date of valuation; and

(c)          If there is no active public market, the Fair Market Value shall be the price per share of Common Stock that the Company could obtain from a willing buyer for Warrant Shares sold by the Company from authorized but unissued shares, as such prices shall be determined in good faith by the Board of Directors of the Company.

The term “Fundamental Transaction” means any of the following: (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

The term “Issue Date” means the Issue Date first set forth on the first page of this Warrant.

1.            Exercise. (a) This Warrant may be exercised in full or in part by the Holder hereof by delivery of an original or facsimile copy of the form of subscription attached as Exhibit A hereto (the “Subscription Form”) duly executed by such Holder and surrender of the original Warrant within ten (10) days of exercise, to the Company at its principal office or at the office of its Warrant Agent (as provided hereinafter), accompanied by payment, (i) by wire transfer, (ii) by cancellation of indebtedness of the Company owed to the Holder or (iii) by a combination of (i) and (ii), of an amount obtained by multiplying the number of shares of Common Stock for which this Warrant is then exercisable by the Exercise Price then in effect. Upon delivery of the Warrant to the Company and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, the Company shall promptly (but in no event later than thirty (30) days after the Date of Exercise (as defined herein)) register the Holder as a member of the Company in the Company’s stock register in respect to the number of Warrant Shares issuable upon such exercise and issue and deliver to the Holder, a certificate for the Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a Warrant Share equal to such fraction of the current Fair Market Value of one (1) whole Warrant Share as of the Date of Exercise. A “Date of Exercise” means the date on which the Holder shall have delivered to the Company: (i) the Warrant and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the Holder to be purchased.

(b) In case of any partial exercise of this Warrant, the Company shall, upon the deemed exercise hereof (as defined below), cancel this Warrant and execute and deliver a new warrant with the same terms and date for the balance of the Warrant Shares purchasable hereunder.

2.            Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a)          Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)         Fundamental Transactions. If, at any time while this Warrant is outstanding there is a Fundamental Transaction, then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the “Alternate

Consideration”). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. At the Holder’s option and request, any successor to the Company or surviving entity in such Fundamental Transaction shall, either (1) issue to the Holder a new warrant substantially in the form of this Warrant and consistent with the foregoing provisions and evidencing the Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof, or (2) purchase the Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), equal to the Fair Market Value of the remaining unexercised portion of this Warrant on the date of such request. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (b) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c)          Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to this Section 2, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(d)          Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 2, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. The Company will then promptly deliver a copy of each such certificate to the Holder and to the Company’s Transfer Agent.

(e)          Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction (but only to the extent such disclosure would not result in the dissemination of material, non-public information to the Holder) at least 15 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

3.            Valid Issuance; Taxes. All Warrant Shares issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof.

4.            Loss Or Mutilation. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

5.            Reservation Of Shares. The Company hereby covenants and agrees that at all times there shall be reserved in the Company’s authorized but unissued share capital for issuance and delivery upon exercise of this Warrant such number of Warrant Shares (or other shares of the Company as are from time to time issuable upon exercise of this Warrant) and Common Stock for issuance on conversion of such Warrant Shares, including, amending its constitutional documents from time to time to increase its authorized share capital as necessary. All such shares shall be duly authorized, and when issued by way of registration in the name of the Holder in the Company’s register of members upon such exercise in accordance with the terms herein, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive and similar rights (“Encumbrances”), except such Encumbrances arising under law or such Encumbrances that are in favor of the Holder or any affiliate of the Holder. For purposes only of this Warrant, “reserve”, “reservation” and similar words shall mean that the Board of Directors of the Company have approved and authorized an intent by the Company to refrain from issuing a number of Warrant Shares sufficient to satisfy the exercise rights of the holder of this Warrant such that such Warrant Shares (and the Common Stock issuable upon conversion thereof) will remain in the authorized but unissued capital of the Company until, as applicable, this Warrant is exercised in accordance with its terms or the Warrant Shares are converted into Common Stock in accordance with the terms thereof.

6.            Transfer And Exchange. Subject to the terms and conditions of this Warrant and compliance with all applicable securities laws, this Warrant and all rights hereunder may be transferred to any person, in whole or in part, on the books of the Company maintained for such purpose by the Holder hereof in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any permitted partial transfer, the Company will issue and deliver to the Holder a new Warrant or Warrants with respect to the Warrant Shares not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however, that until a transfer of this Warrant is duly registered on the books of the Company, the Company may treat the Holder hereof as the owner for all purposes.

7.            Representations and Warranties. The Company covenants that the representations and warranties set forth in Schedule A hereto shall be true and correct in all respects as of the date of exercise of this Warrant.

8.	Registration Rights.

The Company shall prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “1933 Act”) registering the Common Stock issuable upon exercise of the Warrants for unrestricted public resale by the Holder. The Company shall cause such registration statement to be declared effective within one hundred and eighty (180) days after the date first above written.

9.            Common Stock Legend. The Holder acknowledges and agrees that the shares of Common Stock of the Company, and, until such time as the Common Stock has been registered under the 1933 Act and sold in accordance with an effective registration statement, or exemption from registration, certificates and other instruments representing any of the Common Stock shall bear a restrictive legend in substantially the following form and a stop-transfer order may be placed against transfer of any such securities:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SHARES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SHARES.

10.         Warrant Agent. The Company may, by written notice to the Holder of the Warrant, appoint an agent (a “Warrant Agent”) for the purpose of issuing Common Stock issuable on the exercise of this Warrant.

11.          Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought.

12.          Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made hereunder shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile at the number set forth below, upon a successful transmission report being generated by the sender’s machine; or (c) three (3) business days after deposit with an internationally-recognized overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

To the Company:	To the Holder:
China Biopharmaceuticals Holdings, Inc. 1601, Building A, Jinshan Tower No. 8 Shanxi Rd., Nanjing, People’s Republic of China 210009 Attention: Chris Mao Telecopier No.: (86 25) 83205758	RimAsia Capital Partners, L.P. c/o RimAsia Capital Partners (Hong Kong) Ltd 1302 Bank of America Tower 12 Harcourt Road, Admiralty Hong Kong Attention: Eric Wei Telecopier No.: (852) 2970 0078

13.          Law Governing. This Warrant and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the United States of America and State of New York, regardless of the laws that might otherwise govern under applicable choice-of-law principles. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the state and federal courts located in the State and County of New York for purposes of all legal proceedings arising out of or relating to this Common Stock Purchase Warrant or the transactions contemplated hereby. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, the right to trial by jury, any objection which they may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

14.          No Impairment. The Company will not cooperate with or facilitate any amendment of its constitutional documents, or any reorganization, consolidation, merger, dissolution, issue or sale of shares, sale of assets or any other voluntary action, so as to avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company will take or procure the taking of all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant Shares upon exercise of this Warrant and fully paid and non-assessable Common Stock upon conversion of such Warrant Shares.

15.          No Inconsistent Agreements. The Company will not on or after the date of this Warrant enter into any agreement with respect to its Common Stock or any other class of shares which is inconsistent with the rights granted to the Holder or otherwise conflicts with the provisions hereof. The rights granted to Holder hereunder do not in any way conflict with and are not inconsistent with the rights granted to holders of the Company’s Common Stock under any other agreements, except rights that have been waived.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

China Biopharmaceuticals Holdings, Inc. By: /s/ Chris Peng Mao Name: Chris Peng Mao Title: Chief Executive Officer and Chairman

[SIGNATURE PAGE TO CBH WARRANT]

Exhibit A

FORM OF SUBSCRIPTION

(to be signed only on exercise of Warrant)

TO: CHINA BIOPHARMACEUTICALS HOLDINGS INC.

The undersigned, pursuant to the provisions set forth in the attached Warrant (No.___), hereby irrevocably elects to purchase:

_____ Shares of the Common Stock covered by such Warrant.

The undersigned herewith makes payment of the full purchase price for such shares at the price per share provided for in such Warrant, which is $_____. Such payment takes the form of:

$_____________	in lawful money of the United States.

The undersigned requests that the certificates for such shares be issued in the name of, and delivered to whose address is .

By its delivery of this Subscription Form, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder will not beneficially own in excess of the number of shares of Common Stock (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) permitted to be owned under Section 3 of this Warrant to which this notice relates.

Dated:	(Address)

  Schedule A

Corporate Status. The Company is organized under the laws of the State of Delaware and is duly incorporated, validly existing, and in good standing under the laws of the State of Delaware.

Authorization. All corporate action on the part of the Company and its officers, directors and stockholders necessary for the Company to execute and perform this Warrant has been taken.

Validity of Warrant. This Warrant is a legally valid and binding obligation of the Company. Upon issuance, the Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable, and free of any liens or encumbrances except for restrictions on transfer under the securities laws and any agreement to which the Holder becomes a party. The issuance of this Warrant and the issuance of the Warrant Shares do not and will not violate any agreements to which the Company is, or at the time of issuance will be, a party.

Governmental and Third Party Consents. All consents, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings with or from any governmental agency or authority or any other person or entity required on the part of the Company in connection with the execution, delivery or performance of this Warrant and the consummation of the transactions contemplated herein have been obtained.

Compliance with Other Instruments. The Company is not in violation of any provision of its constitutional documents; any mortgage, indenture, contract, agreement, instrument, judgment, decree or order; or any statute, rule or regulation applicable to the Company. The execution, delivery and performance of and compliance with this Warrant pursuant to the terms hereof, will not result in any violation or be in conflict with or constitute a default under any such provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company pursuant to any such provision.

Litigation. There is no action, suit, proceeding or investigation pending or currently threatened against the Company which questions the validity of this Warrant or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or which might result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware of any basis for the foregoing. The Company is not a party or subject to any order, writ, injunction, judgment or decree of any court or government agency or instrumentality the provisions of which may have a material adverse effect on the Company’s financial condition, business or properties. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate. There is no action, suit, proceeding or investigation pending or threatened (or any basis therefor) involving the prior employment of any of the Company’s officers, employees or consultants, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

Title to Property and Assets. The Company has good and marketable title to all of its assets, free and clear of all liens and encumbrances, except such liens and encumbrances which arise in the ordinary course of business and do not materially impair the Company’s ownership or use of such property or assets. All leases pursuant to which the Company leases real or personal property are valid and effective in accordance with their respective terms and, to the best of the Company’s knowledge, there exists no default or other occurrence or condition which could result in a default or termination of any such lease.

Taxes. The Company has timely filed, or caused to be timely filed, all applicable tax returns for income taxes, franchise taxes, sales taxes, withholding taxes, property taxes and, to the best of the Company’s knowledge, all other taxes of every kind whatsoever required by law to be filed, and all such tax returns are complete and accurate and in accordance with all legal requirements applicable thereto. The tax returns of the Company have never been audited by appropriate governmental authorities and the Company does not know of any additional tax liabilities, deficiencies or proposed adjustments for any period for which any such returns have been filed.

No Adjustments. From and after May 16, 2006 through and including the Issue Date, the Company has not (i) paid a stock dividend on its Common Stock or otherwise made a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivided outstanding shares of Common Stock into a larger number of shares, (iii) combined outstanding shares of Common Stock into a smaller number of shares, (iv) engaged in any Fundamental Transaction, or (v) effected any other adjustments as contemplated in Section 2 of this Warrant.